6-K UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 OR 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                                January 27, 2006

                             BASF AKTIENGESELLSCHAFT
             (Exact name of Registrant as Specified in its Charter)

                                BASF CORPORATION
                 (Translation of Registrant's name into English)

               Carl Bosch Strasse 38, LUDWIGSHAFEN, GERMANY 67056
                    (Address of Principal Executive Offices)

     Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F
                              Form 20-F X Form 40-F


     Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                                    Yes No X


       If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- .


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January 27, 2006
P 115/06e
Michael Grabicki
Phone     +49 621 60-99938
Cell      +49 172 7491891
Fax       +49 621 60-92693
michael.grabicki@basf.com


US media contact:
Timothy Andree
Phone    +1 973 245 6078
Cell     +1 973 519 5195
Fax      +1 973 245 6715
andreet@basf.com


Analysts/Investors contact:
Magdalena Moll
Phone     +49 621 60-48002
Fax       +49 621 60-22500
magdalena.moll@basf.com

BASF Aktiengesellschaft
67056 Ludwigshafen, Germany
Phone:+49 621 60-0
http://www.basf.com
Corporate Media Relations
Phone:   +49 621 60-20710
Fax:     +49 621 60-92693
presse.kontakt@basf.com


BASF Announces Engelhard Board Nominees

o    Company Reaffirms Tender Offer Price of $37 per Share

Ludwigshafen, Germany, January 27, 2006 - BASF Aktiengesellschaft (Frankfurt:
BAS, NYSE: BF [ADR], LSE: BFA, SWX: AN), the world's leading chemical company, today announced that it has nominated two candidates for election to Engelhard Corporation's (NYSE: EC) Board of Directors in accordance with Engelhard's bylaws. The candidates will stand for election at the upcoming annual meeting of Engelhard's stockholders, which is currently scheduled for May 4, 2006.

"We believe that our all-cash tender offer of $37 per share offers Engelhard stockholders an opportunity to realize a significant and timely return that Engelhard otherwise would be unable to achieve, either on a stand-alone basis or in connection with an alternative transaction," said Dr. Jurgen Hambrecht, Chairman of the Board of Directors of BASF Aktiengesellschaft.

The BASF nominees are Julian A. Brodsky and John C. Linehan. "Messrs. Brodsky and Linehan are highly qualified candidates who will act in accordance with their fiduciary duties and seek to maximize value for Engelhard's stockholders," Dr. Hambrecht said.

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BASF's tender offer is scheduled to expire at 12:00 midnight, New York City time, on February 6, 2006, unless extended.

Biographical Information
------------------------

Julian A. Brodsky
-----------------
Mr. Brodsky is a founder and, since 2004, has served as non-executive Vice Chairman of Comcast Corporation (NYSE: CMCSA), a leading provider of cable, entertainment and communications products and services in the United States. Prior to that he served as Comcast's Executive Vice President, Senior Vice President, Chief Financial Officer and Vice Chairman. From 1999 to 2004, he also served as Chairman of Comcast Interactive Capital, an in-house venture fund. Currently, Mr. Brodsky serves as a Director of the RBB Fund Inc., a mutual fund, and as a member of the Board of Directors of Amdocs Limited (NYSE: DOX), a technology company. Mr. Brodsky is a certified public accountant and a graduate of the Wharton School of Finance and Commerce of the University of Pennsylvania.

John C. Linehan
---------------
Mr. Linehan is currently a member of the Board of Directors of Pacific Energy Partners, L.P. (NYSE: PPX), a company engaged principally in the business of gathering, transporting, storing, and distributing crude oil, refined products and related products in California and the Rocky Mountain region. In 2001 and 2002, Mr. Linehan served as Chairman and CEO of Texaco Refining & Marketing
(East) Inc. and, before that, as Executive Vice President and Chief Financial Officer of Kerr-McGee Corporation (NYSE: KMG), a global energy company based in Oklahoma City and a leader in oil and natural gas exploration and production, from which he retired in 1999. Mr. Linehan has also served as Chairman of the Finance Committee of the American Petroleum Institute and as a member of the Board of Directors of Tom Brown, Inc. (NYSE: TBI) until its acquisition by EnCana Corporation in 2004. Mr. Linehan is a member of both the American Institute of Certified Public Accountants and the Oklahoma Society of Certified Public Accountants.


Lehman Brothers is acting as financial advisor and Shearman & Sterling LLP is acting as legal advisor to BASF on the proposed transaction.

BASF is the world's leading chemical company: The Chemical Company. Its portfolio ranges from chemicals, plastics, performance products, agricultural products and fine chemicals to crude oil and natural gas. As a reliable partner to virtually all industries, BASF's intelligent solutions and high-value products help its customers to be more successful. BASF develops new technologies and uses them to open up additional market opportunities. It

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Page 3

combines economic success with environmental protection and social responsibility, thus contributing to a better future. In 2004, BASF had approximately 82,000 employees and posted sales of more than (euro)37 billion. BASF shares are traded on the stock exchanges in Frankfurt (BAS), London (BFA), New York (BF) and Zurich (AN). Further information on BASF is available on the Internet at www.basf.com.

BASF currently intends to solicit proxies for use at Engelhard's 2006 annual meeting of stockholders, or at any adjournment or postponement thereof, to vote in favor of BASF's nominees identified in this press release and to vote on any other matters that shall be voted upon at Engelhard's 2006 annual meeting of stockholders. BASF currently intends to file a proxy statement on Schedule 14A with the U.S. Securities and Exchange Commission (the "SEC") in connection with this solicitation of proxies. All Engelhard stockholders are strongly encouraged to read the proxy statement, if and when it is available, because it will contain important information. Engelhard stockholders may obtain copies of the proxy statement and related materials, if and when they are available, for free at the SEC's website at www.sec.gov.

The identity of people who, under SEC rules, may be considered "participants in a solicitation" of proxies from Engelhard stockholders for use at Engelhard's 2006 annual meeting of stockholders and a description of their direct and indirect interests in the solicitation, by security holdings or otherwise, will be contained in the proxy statement on Schedule 14A that BASF currently intends to file with the SEC.

This press release is provided for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Engelhard Corporation. Any offers to purchase or solicitation of offers to sell will be made only pursuant to the tender offer statement (including the offer to purchase, the letter of transmittal and other offer documents) which was filed with the SEC on January 9, 2006. Engelhard stockholders are advised to read these documents and any other documents relating to the tender offer that are filed with the SEC carefully and in their entirety because they contain important information. Engelhard stockholders may obtain copies of these documents for free at the SEC's website at www.sec.gov or by calling Innisfree M&A Incorporated, the Information Agent for the offer, at +1 877 750 5837 (Toll Free from the U.S. and Canada) or 00800 7710 9971 (Toll Free from Europe).

This press release contains forward-looking statements. All statements contained in this press release that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. These statements are based on current expectations, estimates and projections of BASF management and currently available information. They are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict and are based upon assumptions as to future events that may not prove to be accurate.

Many factors could cause the actual results, performance or achievements of BASF to be materially different from those that may be expressed or implied by such statements. Such factors include those discussed in BASF's Form 20-F filed with the SEC.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                 BASF Aktiengesellschaft


Date: January 27, 2006           By: /s/ Elisabeth Schick
                                 ------------------------------------
                                 Name:  Elisabeth Schick
                                 Title: Director Site Communications
                                        Ludwigshafen and Europe


                                 By: /s/ Christian Schubert
                                 ------------------------------------
                                 Name:  Christian Schubert
                                 Title: Director Corporate Communications
                                        BASF Group